THE BACON JAMS, LLC DBA TBJ GOURMET

COMPARATIVE FINANCIAL STATEMENTS

DECEMBER 31, 2021 & 2020

SURACE & STANTON

CERTIFIED PUBLIC ACCOUNTANTS

THE BACON JAMS LLC, DBA TBJ GOURMET

TABLE OF CONTENTS

Pages

SURACE & STANTON
CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
The Bacon Jams, LLC DBA TBJ Gourmet
West Chester, Pennsylvania

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of The Bacon Jams LLC DBA TBJ Gourmet, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income and members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of The Bacon Jams LLC DBA TBJ Gourmet and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to my our review.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Surace & Stanton

SURACE & STANTON, LLC
Certified Public Accountants
Broomall, Pennsylvania

April 11, 2022

THE BACON JAMS LLC DBA TBJ GOURMET
BALANCE SHEETS
DECEMBER 31,

(See Independent Accountant's Review Report)

ASSETS

	2021	2020
Current Assets		
Cash and cash equivalents	$ 320,063	$ 268,687
Accounts receivable, net of allowance for doubtful accounts of $5,000 and $1,350 as of December 31, 2021 and 2020, respectively	251,109	89,344
Prepaid expenses	-	36,489
Inventory	219,185	47,600
Total Current Assets	790,357	442,120
Other Assets		
Investments	90,100	-
Total Non-Current Assets	90,100	-
TOTAL ASSETS	$ 880,457	$ 442,120

THE BACON JAMS LLC DBA TBJ GOURMET
BALANCE SHEETS
DECEMBER 31,

(See Independent Accountant's Review Report)

LIABILITIES AND MEMBERS' EQUITY

	2021	2020
Current Liabilities		
Lines of credit	$ 41,502	$ 57,966
Current maturities of long-term debt	6,854	-
Accounts payable and accrued expenses	209,664	108,847
Other current liabilities	34,527	19,530
Total Current Liabilities	292,547	186,343
Long-Term Liabilities		
Long-term debt less current maturities	493,146	150,000
Total Long-Term Liabilities	493,146	150,000
Total Liabilities	785,693	336,343
Members' Equity	94,764	105,777
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 880,457	$ 442,120

THE BACON JAMS LLC DBA TBJ GOURMET
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31,

(See Independent Accountant's Review Report)

	2021	2020
Gross Sales	$ 1,371,993	$ 1,329,439
Less: Allowances	(112,298)	(105,789)
Net Sales	1,259,695	1,223,650
Cost of Goods Sold	616,864	666,209
Gross Profit	642,831	557,441
Operating Expenses		
Selling and marketing expenses	325,473	269,151
General and administrative expenses	313,309	285,470
Equity based compensation	-	13,250
Total Operating Expenses	638,782	567,871
Operating Income (Loss)	4,049	(10,430)
Other Income (Expense)		
Interest expense	(15,127)	(4,951)
Forgiveness of Paycheck Protection Program loan	-	40,691
Other income	65	7,005
Total Other Income (Expense)	(15,062)	42,745
Net Income (Loss)	(11,013)	32,315
Members' Equity - Beginning	105,777	61,975
Equity based compensation	-	13,250
Members' Distributions	-	(1,763)
MEMBERS' EQUITY - ENDING	$ 94,764	$ 105,777

THE BACON JAMS LLC DBA TBJ GOURMET
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

(See Independent Accountant's Review Report)

	2021	2020
Cash Flows from Operating Activities		
Net (loss) income	$ (11,013)	$ 32,315
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense	4,623	423
Forgiveness of Paycheck Protection Program loan	-	(40,691)
Equity based compensation	-	13,250
(Increase) Decrease in:		
Accounts receivable	(166,388)	49,250
Prepaid expenses	36,489	(35,989)
Inventory	(171,585)	(9,624)
Security deposits	-	2,500
Increase (Decrease) in:		
Accounts payable and accrued expenses	100,817	14,877
Other current liabilities	14,997	(16,757)
Net Cash Provided (Used) by Operating Activities	(192,060)	9,554
Cash Flows from Financing Activities		
Distributions to members	-	(1,763)
Net repayments on lines of credit	(16,464)	(76,811)
Proceeds from long-term debt	350,000	190,691
Repayments of long-term debt	-	(2,663)
Net Cash Provided By Financing Activities	333,536	109,454
Cash Flows from Investing Activities		
Investments	(90,100)	-
Net Cash Used By Investing Activities	(90,100)	-
Net Increase in Cash	51,376	119,008
Cash and Cash Equivalents at Beginning of Year	268,687	149,679
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 320,063	$ 268,687
Supplemental Disclosure of Cash Flows Information		
Cash paid during the year for interest	$ 2,675	$ 4,951
Supplemental Disclosure of Non-Cash Investing and Financing Activity		
Forgiveness of Paycheck Protection Program loan	$ -	$ 40,691

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Bacon Jams, LLC DBA TBJ Gourmet (the "Company") is a Pennsylvania limited liability company organized in November 2013 that develops and markets specialty food products. The Company's products include various flavors of bacon jam as well as bacon spreads and condiments. The Company operates a warehouse and office facility in Norristown, PA. The Company sells its products all over the country through retailers, wholesale distributors, food service and online sales directly to customers. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Interests in the Company are represented by Class A membership units ("Class A Units") and Class B membership units ("Class B Units") as defined by the limited liability company operating agreement under which the Company operates. All units participate in income and loss equally, but Class B units are non-voting. As of December 31, 2021 and 2020, the Company is authorized to issue up to 50,000 Class A units and 950,000 Class B units. The Company had 49,250 Class A Units and 52,641 Class B Units issued and outstanding as of December 31, 2021 and 2020.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition, and are carried at their estimated collectible amounts. The Company estimated an allowance for doubtful accounts of $5,000 and $1,350 for the years ended December 31, 2021 and 2020, respectively. Bad debts are written off in the period in which they are deemed uncollectible. Any bad debts subsequently recovered are recorded in the financial statements in the period in which they are recovered. Bad debt expense was $4,623 and $423 for the years ended December 31, 2021 and 2020, respectively. Receivables from customers generally do not bear interest.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a limited liability company taxed as a partnership for federal and state income tax purposes. No provision has been made for federal and state income taxes, as they are the responsibility of the members.

The Company is required to recognize, measure, classify, and disclose in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its shareholders will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for examination by applicable taxing authorities.

Advertising

The Company expenses advertising costs as they are incurred. Advertising, promotion and marketing expense for the years ended December 31, 2021 and 2020 was $121,877 and $111,872, respectively.

Revenue Recognition

The Company recognizes revenue when the transfer of control of promised goods in the terms of a contract with customers are satisfied in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. The Company has made the following policy elections: (1) shipping and handling costs are considered contract fulfillment costs; (2) all incremental costs of obtaining a contract are expensed if the contract is one year or less; and (3) taxes imposed on and collected from customers in revenue producing transactions (e.g., sales, use, and value added taxes) are excluded from the transaction price.

Revenue is primarily derived from the purchase of the Company's products through customer orders. Revenue is recognized when performance obligations are fulfilled, and control passes to customers. Revenue is recorded net of variable consideration, including consumer incentives and performance obligations related to trade promotions, excluding taxes. Refund liabilities for estimated product returns, expired product, trade promotions, and customer allowances are recorded as reductions to revenue within the same period that the revenue is recognized. These estimates are principally based on historical and current period experience, as well as customer type and contract terms. Costs paid to third party brokers to obtain contracts are recognized as expenses as contracts are generally less than one year.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Trade promotions are recorded based on estimated performance levels for negotiated programs at the time of sale. Total trade promotion and other costs netted against sales were $112,298 and $105,789 for the years ended December 31, 2021 and 2020, respectively.

Shipping and Handling Expenses

The Company records shipping and handling costs in costs of goods sold. Shipping and handling expense was $91,729 and $56,485 for the years ended December 31, 2021 and 2020, respectively.

Research and Development

All expenditures for research and development are charged against earnings in the year incurred. Research and development includes expenditures for new product innovation and is comprised primarily of consulting and supplies. Research and development costs amounted to $8,756 and $16,546 for the years ended December 31, 2021 and 2020, respectively.

Subsequent Events

Management has evaluated subsequent events through April 11, 2022, the date on which the financial statements were available to be issued.

NOTE B INVENTORY

Finished product inventories are stated at cost plus freight in, principally on a first in, first out method, but not in excess of net realizable value.

The Company regularly reviews the value of items in inventory to assess for obsolescence and spoilage. General inventory write offs for obsolescence and spoilage are included in costs of goods sold. As of December 31, 2021 and 2020, the Company determined no reserve was necessary for obsolescence and spoilage.

NOTE C LINE OF CREDIT

The Company has secured a business line of credit with Citadel Federal Credit Union for borrowings up to $150,000 for working capital needs. Interest is charged at the Prime Rate (3.25% as of December 31, 2021 and 2020) plus 2%. The line of credit is due on demand. The line of credit is collateralized by all the business assets of the Company and personally guaranteed by two of the Company's members. As of December 31, 2021 and 2020, the balance on the Citadel line of credit was $23,785 and $33,469, respectively.

The Company participates in the Working Capital Term Loan program offered by American Express. The program allows the Company to apply for short-term commercial loans that are paid directly to eligible vendors. The Company can choose a term of thirty days, sixty days or ninety days for each loan. American Express charges the Company a loan fee ranging from

NOTE C LINE OF CREDIT (continued)

0.60% to 2.25% of the base loan depending on the term of the loan. These fees equate to an annual percentage rate ranging from 7.2% to 9.0% for these loans. As of December 31, 2021 and 2020, the balance of loans within the program was $17,717 and $24,497, respectively.

NOTE D LONG TERM DEBT

The Company received a loan in the amount of $40,691 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated April 17, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. As the intent was to compensate the Company for expenses incurred, the loan was recognized in other income on a systematic basis in the periods in which the expenses were recognized. For the year ended December 31, 2020, the Company recognized $40,691 in Other Income on the Statement of Income and Members' Capital. The Small Business Administration forgave the loan on July 2, 2021.

On May 15, 2020, the Company entered into a debt agreement with the Small Business Association in the amount of $150,000. Interest accrues at the rate of 3.75% per annum and is payable over thirty years. On September 1, 2021 this loan was increased to $500,000. Payments in the amount of $2,469 will be made monthly commencing two years from when the funds were distributed. Accrued interest was $12,453 and $3,312 for the years ending December 31, 2021 and 2020, respectively. This loan is collateralized by the assets of the Company. The outstanding balance of the loan was $500,000 and $150,000 for the years ending December 31, 2021 and 2020, respectively.

The aggregate maturities of long-term debt for the next five years are as follows:

2022	$	6,854
2023		10,607
2024		11,013
2025		11,433
2026 and thereafter		460,093

NOTE E MEMBERS' EQUITY

The following table reflects the membership unit activity for the Company for the years ending December 31, 2021 and 2020:

	Class A Units	Class B Units
Units outstanding, January 1, 2020	49,250	52,141
Units issued for service	-	500
Units outstanding, December 31, 2020	49,250	52,641
Units issued for service	-	-
Units outstanding, December 31, 2021	49,250	52,641

NOTE E MEMBERS' EQUITY (continued)

The Company issued various Company members 500 fully vested Class B units for executive compensation, serving on the advisory board, and other services for the years ended December 31, 2020. The Company valued such units at $26.50 per unit for units issued in 2020 based on the estimated fair value company at the time of issuance. Executive compensation expense was $0 and $13,250 for the years ended December 31, 2021 and 2020, respectively.

NOTE F RELATED PARTY TRANSACTIONS

From time to time the Company sells product to certain employees and members for them to resell at special events as an independent seller. Total sales of this type for the years ending December 31, 2021 and 2020 were $35,590 and $8,263, respectively. As of December 31, 2021 and 2020 the company owed those employees and members $11,942 and $0, respectively.

NOTE G CONCENTRATIONS OF CREDIT RISKS

The Company has potential concentration of credit risks consisting principally of temporary cash deposits. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, no deposits with any individual financial institution exceeded the $250,000 federally insured limit. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

NOTE H CONCENTRATIONS

For the year ended December 31, 2021, two customers represented approximately 57% of revenues. Amounts due from these customers were 63% of total accounts receivable as of December 31, 2021.

For the year ended December 31, 2020, three customers represented approximately 67% of revenues. Amounts due from these customers were 58% of total accounts receivable as of December 31, 2020.

For the year ended December 31, 2021, approximately 24% of the Company's net material purchases occurred with two vendors. As of December 31, 2021, amounts due to these vendors were 60% of total accounts payable.

For the year ended December 31, 2020, approximately 94% of the Company's net material purchases occurred with one vendor. As of December 31, 2020, amounts due to the vendor were 37% of total accounts payable.